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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            FORWARD INDUSTRIES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    349862102
                                 (CUSIP Number)

         Michael I. Klein, 250 Glendale Road, Scarsdale, New York 10583
                                 (914) 722-0624
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 3, 1996

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. /___/

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. ______________________                     PAGE _______OF _______PAGES

- --------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Michael I. Klein("Klein")
- --------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  / /
                                                                        (b)  /X/

                    See Footnote 1 to Item 5 on page 4 of the Schedule 13D of Mr. Klein dated March 22, 1996 (the "March Schedule 13D"), previously filed with the SEC.

- --------------------------------------------------------------------------------
3                   SEC USE ONLY

- --------------------------------------------------------------------------------
4                   SOURCE OF FUNDS*

                    PF - Personal Funds
                    (see Item 3)

- --------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                           / /

- --------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
- --------------------------------------------------------------------------------
                    7                SOLE VOTING POWER

 NUMBER OF                           200,000
   SHARES         --------------------------------------------------------------
BENEFICIALLY        8                SHARED VOTING POWER
  OWNED BY
    EACH                             0
 REPORTING        --------------------------------------------------------------
   PERSON           9                SOLE DISPOSITIVE POWER
    WITH
                                     200,000
                  --------------------------------------------------------------
                    10               SHARED DISPOSITIVE POWER

                                     0
- --------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    200,000
- --------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          /X/


                    See Footnote 1 to Item 5 of the March Schedule 13D.
- --------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Approximately 4.01%
- --------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1.       SECURITY AND ISSUER

      This Amendment No. 1 to Schedule 13D ("Amendment No. 1"), amends the
Schedule 13D dated March 22, 1996 (the "March Schedule 13D") of Michael I. Klein, relating to the common stock, par value $.01 per share (the "Common Stock"), of FORWARD INDUSTRIES, INC., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 272 Hempstead Turnpike, West Hempstead, New York 11552.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

      As of the date hereof, Mr. Klein is the beneficial owner of 200,000 shares of Common Stock of the Issuer. As set forth in the March Schedule 13D all such 200,000 shares are issuable upon exercise of a warrant granted by the Issuer to Mr. Klein at an exercise price of $1.00 per share. The sale by Mr. Klein to the public of such 200,000 shares has been registered in a registration statement of the Issuer which the SEC declared effective on March 25, 1996. As a result of an increase in the number of issued and outstanding shares of Common Stock of the Issuer since the March Schedule 13D, the percentage ownership of the shares of Common Stock of the Issuer beneficially owned by Mr. Klein decreased to, as of the date hereof, approximately 4.01%.

      See the footnote to Item 5 of the March Schedule 13D regarding securities of the Issuer Mr. Klein disclaims beneficial ownership of.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

      None.

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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 3, 1996

                                             By: /s/Michael Klein
                                                 -----------------------
                                                 Michael Klein


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